Exhibit (N)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights”, “More Information About the Fund”, and “Fund Advisers and Service Providers” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated June 28, 2026, and included in this Post-Effective Amendment No. 17 to the Registration Statement (Form N-2, File No. 333-219011) of Voya Credit Income Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated April 22, 2026, with respect to Voya Credit Income Fund (the “Fund”) included in the Annual Report to Shareholders (Form N-CSR) for the year ended February 28, 2026, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 25, 2026